UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

FORM 8-K
 _______________
Current Report

Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

May 12, 2017
Date of Report (Date of earliest event reported)

FBR & CO.
(Exact name of registrant as specified in its charter)
_____________

Commission file number: 001-11967

Virginia	20-5164223
(State of incorporation)	(I.R.S. Employer Identification No.)

1300 North Seventeenth Street, Arlington, VA	22209
(Address of principal executive offices)	(Zip Code)
(703) 312-9500
(Registrant’s telephone number, including area code)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):
☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

 If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01. Other Events
This Current Report on Form 8-K is being filed in connection with the proposed merger (the “Merger”) of FBR & Co. (“FBR”) with and into BRC Merger Sub, LLC (“Merger Sub”), pursuant to the Amended and Restated Agreement and Plan of Merger, dated as of March 15, 2017, and effective as of February 2017, by and among FBR, B. Riley Financial, Inc. (“B. Riley”) and Merger Sub.  Set forth below are supplemental disclosures relating to the Merger.

SUPPLEMENTAL DISCLOSURES
The following information supplements the definitive joint proxy statement/prospectus dated May 2, 2017 (the “Proxy Statement”) and should be read in conjunction with the Proxy Statement, which should be read in its entirety.  All page references are to pages in the Proxy Statement, and terms used below have the meanings set forth in the Proxy Statement. Without admitting in any way that the disclosures below are material or otherwise required by law, B. Riley and FBR make the following supplemental disclosures:

Under the heading “Background of the Merger,” the third paragraph on page 56 is modified by adding the following after the second sentence of that paragraph:
The confidentiality agreements did not contain any standstill provisions.

Under the heading “Background of the Merger,” the third paragraph on page 56 is modified by adding the following as the last sentence of that paragraph:
Accordingly, none of the industry participants submitted indications of interest to FBR at that time or later (other than B. Riley).

Under the heading “Background of the Merger,” the fourth paragraph on page 57 is modified by adding the following as the last two sentences of that paragraph:
Also at this time, on February 12, Mr. Riley informed Mr. Hendrix that his continued service would be important to the combination, and inquired as to whether Mr. Hendrix would be willing to continue with the combined company following closing.  Mr. Hendrix noted his general willingness, but no specific role or compensation terms were discussed.

Under the heading “Background of the Merger,” the first paragraph on page 58 is modified by adding the following as the last two sentences of that paragraph:
During this same time period, Mr. Hendrix and Mr. Riley discussed for the first time Mr. Hendrix’s future role at the combined company and his compensation.  Beginning on February 16, 2017, and continuing into the next day, the parties commenced negotiating an employment agreement for Mr. Hendrix, which included his future role as chief executive officer of the combined broker-dealer business.

Under the heading “Background of the Merger,” the third full paragraph on page 59 is modified by adding the following after the second sentence of that paragraph:
In addition, the terms of Mr. Hendrix’s employment arrangements were finalized and B. Riley and Mr. Hendrix executed the employment agreement.

Additional Information about the Pending Acquisition of FBR and Where to Find It
Shareholders are urged to carefully review and consider each of B. Riley’s and FBR’s public filings with the U.S. Securities & Exchange Commission (the “SEC”), including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q. In connection with B. Riley’s pending acquisition of FBR, B. Riley has filed with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) that includes a Joint Proxy Statement of B. Riley and FBR and a Prospectus of B. Riley (the “Joint Proxy/Prospectus”), as well as other relevant documents concerning the merger. Shareholders are urged to carefully read the Registration Statement and the Joint Proxy/Prospectus regarding the pending acquisition of FBR in their entirety and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. The Joint Proxy/Prospectus has been mailed to shareholders.  The Joint Proxy/Prospectus and other relevant materials filed with the SEC may be obtained free of charge at the SEC’s website at http://www.sec.gov.
Shareholders may also obtain these documents, free of charge, from FBR by accessing FBR’s website at www.fbr.com under the tab “Investor Relations” or from B. Riley at www.brileyfin.com under the tab “Investor Relations.” Copies can also be obtained, free of charge, by directing a written request to B. Riley, Attention: Corporate Secretary, 21255 Burbank Boulevard, Suite 400, Woodland Hills, California 91367 or to FBR, Attention: Corporate Secretary, 1300 North Seventeenth Street, Arlington, Virginia 22209.
Participants in Solicitation
B. Riley and FBR and their directors and executive officers and certain other persons may be deemed to be participants in the solicitation of proxies from the shareholders of FBR or B. Riley in connection with B. Riley’s pending acquisition of FBR. Information about the directors and executive officers of B. Riley and their ownership of B. Riley’s common stock is set forth in the proxy statement for B. Riley’s 2017 annual meeting of stockholders, which is included in the Joint Proxy/Prospectus. Information about the directors and executive officers of FBR and their ownership of FBR common stock is set forth in the Joint Proxy/Prospectus and in FBR’s Form 10-K/A filed with the SEC on April 21, 2017. Additional information regarding the interests of those participants and other persons who may be deemed participants in the pending acquisition of FBR & Co. may be obtained by reading the Joint Proxy/Prospectus. Free copies of these documents may be obtained as described in the preceding paragraph.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
Date: May 12, 2017

                                                                                                                FBR & CO.

                                                                                                                                                                                                                By:      /s/ Bradley J. Wright________________________
                                                                                                                                                                                                             Name:     Bradley J. Wright
                                                                                                                                                                                                             Title:       Executive Vice President and
                                                                                                                                                                                                             Chief Financial Officer